Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 1, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

Press Release: ieCrowd Targets Crowd Financed IPO

June 22, 2015

Press Release: ieCrowd Targets Crowd Financed IPO Using TriPoint's BANQ® Platform

BANQ® Launches Nationwide and Provides Compliant, Digital Execution for IPOs and Other Investment Opportunities

RIVERSIDE, Calif., June 22, 2015 /PRNewswire/ -- Innovation Economy Corporation, known as "ieCrowd™", a life and health innovations commercialization company, and TriPoint Global Equities, LLC ("TriPoint"), a FINRA member and leading boutique full service investment bank, today announced that ieCrowd is opening up its IPO to retail investors nationwide using TriPoint's online investment platform, BANQ® (www.banq.co). BANQ®, a division of TriPoint, is the first fully digital online investment banking platform to feature small cap IPOs and is now actively enrolling new accounts, and accepting ieCrowd IPO indications, on a nationwide basis.

ieCrowd plans to use BANQ® to help fund its capital raising initiative and to open up its offering to the broader public. BANQ®'s platform provides secure, seamless and compliant introductions of investors to growth companies and investment opportunities.

"Activating the BANQ® platform nationwide and opening up our IPO to everyday people is a pivotal moment for ieCrowd and our vision of creating an opportunity for everyone to become shareholders in the innovation economy," said Amro Albanna, ieCrowd's Chairman and CEO. "Whether it's fighting mosquito-borne disease or developing potential solutions for migraines, we believe consumers want to participate in solving global challenges, not just watch from the sidelines. We all have a stake in getting promising innovations to market and we are excited to be opening up the opportunity to participate to more people."

"This is a historic day for retail investors, as ieCrowd becomes the first company to use BANQ®, our new and innovative online investment banking platform, to fund its initial public offering," said Mark Elenowitz, CEO of TriPoint. "We created this unique platform in response to a variety of factors including the evolution of modern investors, who now use the digital and online world to research investment opportunities, and the potential for crowd funded public offerings. BANQ® opens investment opportunities to a wider range of investors who now have access to offerings that were previously limited to a select number of investors."

Visit www.ieCrowd.com/IPO or www.banq.co now and sign-up to gain access to the ieCrowd offering and learn more.

The offering of these securities may only be made by means of a prospectus. An electronic copy of the prospectus may be obtained from the SEC website at www.sec.gov or at www.ieCrowd.com/IPO. A copy of the prospectus relating to these securities may also be obtained, upon written request, from Mr. Amro Albanna, ieCrowd's Chairman and CEO, c/o the Company at its principal executive offices located at 1650 Spruce Street, 5th Floor, Riverside, CA 92507 or by calling, toll free, 1-800-304-6994. Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel to the Company. TriPoint Global Equities, LLC is being represented by Hunter Taubman Weiss LLP, New York, New York.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall there be any sale of these securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Innovation Economy Corporation

Innovation Economy Corporation "ieCrowd™" is an emerging growth company seeking to bring the world together to unlock the potential of untapped innovations. ieCrowd aligns itself with universities and research institutions to secure the rights to develop life, health and wellness innovations into transformative future products, platforms, services and technologies. ieCrowd was founded in 2010 and is building a global ecosystem, based on a Collaborative Economy model, that includes investors, institutions, government agencies, universities, non-profits, companies and individuals – all committed to supporting ieCrowd's vision and mission. For more information about ieCrowd visit www.ieCrowd.com. Follow us @ieCrowd https://linkedin.com/company/iecrowd and https://www.facebook.com/ieCrowd.

About TriPoint Global Equities, LLC

TriPoint Global Equities, LLC ("TriPoint"), a FINRA member firm, is a boutique investment bank providing capital raising and advisory services to emerging growth companies across all major sectors. TriPoint provides companies of up to $500 million in revenue with access and entry to the U.S. capital markets via its specialized practices in: equity capital markets (IPOs, SDO®s, private equity, venture capital, etc.), specialty finance (senior and junior debt, mezzanine, etc.) and corporate advisory. TriPoint has created BANQ®www.banq.co, an electronic investment banking platform to streamline the matching of investors with quality growth companies and alternative investment opportunities. BANQ® widely markets its U.S. offerings utilizing the new general solicitation and advertising rules promulgated by the U.S. Securities & Exchange Commission, in response to the passage of the JOBS Act of 2012. In addition BANQ® offers some of the lowest trading costs in the industry at $.99 and $3.95. TriPoint has offices in New York City, Jericho, NY, Akron, OH, Beijing  China and Washington, D.C. For more information, please visit http://www.tripointglobalequities.com and www.banq.co.

For More Information Contact

Gus Okwu

Allison + Partners

ir@iecrowd.com

Phone: (646) 428-0638

or

Tom Smith

Allison + Partners

ir@iecrowd.com

Phone: (646) 428-0653